Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Announces Preferred Share Issue

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, July 22, 2014 – Bank of Montreal (TSX, NYSE: BMO) today announced a Basel III-compliant domestic public offering of $300 million of Non-Cumulative 5-Year Rate Reset Class B Preferred Shares Series 31 (the “Preferred Shares Series 31”). The offering will be underwritten on a bought-deal basis by a syndicate of underwriters led by BMO Capital Markets.

The Preferred Shares Series 31 will be issued to the public at a price of $25.00 per share. Holders will be entitled to receive non-cumulative preferential fixed quarterly dividends for the initial period ending November 25, 2019, as and when declared by the board of directors of the Bank, payable in the amount of $0.2375 per share, to yield 3.80 per cent annually.

Subject to regulatory approval, on or after November 25, 2019, the Bank may redeem the Preferred Shares Series 31 in whole or in part at par. On November 25, 2019, the dividend rate will reset and will reset thereafter every five years to be equal to the 5-Year Government of Canada Bond Yield plus 2.22 per cent. Subject to certain conditions, holders may elect to convert any or all of their Preferred Shares Series 31 into an equal number of Non-Cumulative Floating Rate Class B Preferred Shares Series 32 (“Preferred Shares Series 32”) on November 25, 2019, and on November 25 of every fifth year thereafter. Holders of the Preferred Shares Series 32 will be entitled to receive non-cumulative preferential floating rate quarterly dividends, as and when declared by the board of directors of the Bank, equal to the then 3-month Government of Canada Treasury Bill yield plus 2.22 per cent. Subject to certain conditions, holders may elect to convert any or all of their Preferred Shares Series 32 into an equal number of Preferred Shares Series 31 on November 25, 2024, and on November 25 of every fifth year thereafter.

The anticipated closing date is July 30, 2014. The net proceeds from the offering will be used by the Bank for general corporate purposes.

The Preferred Shares Series 31 and Preferred Shares Series 32 have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered, sold or delivered directly, or indirectly, in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This news release shall not constitute an offer to sell or a solicitation of an offer to buy such Preferred Shares Series 31 or Preferred Shares Series 32 in the United States or in any other jurisdiction where such offer is unlawful.

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com (514) 877-1873

For Investor Relations Enquiries:

Sharon Haward-Laird, Toronto, sharon.hawardlaird@bmo.com (416) 867-6656

Andrew Chin, Toronto, andrew.chin@bmo.com (416) 867-7019

Internet: www.bmo.com

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